Exhibit 99.1

SILVERCREST MINES INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the “SilverCrest Meeting”) of the shareholders (“SilverCrest Shareholders”) of SilverCrest Mines Inc. (“SilverCrest”) will be held on September 25, 2015 at 10:00 a.m. (Vancouver time) at the Metropolitan Hotel Vancouver, 645 Howe Street, Vancouver, British Columbia for the following purposes:

1.	in accordance with the interim order of the Supreme Court of British Columbia dated August 24, 2015 (the “Interim Order”), to consider and, if deemed advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”) approving an arrangement (the “Arrangement”) under Part 9, Division 5 of the Business Corporations Act (British Columbia), the purpose of which is to effect, among other things, the exchange of each issued and outstanding common share (“SilverCrest Share”) of SilverCrest for 0.2769 of a common share of First Majestic Silver Corp. (“First Majestic”) plus C$0.0001 in cash and the distribution of 0.1667 of a common share of SilverCrest Metals Inc. (“New SilverCrest”) for each SilverCrest Share, all as more fully set forth in the accompanying joint information circular dated August 24, 2015 of SilverCrest and First Majestic (the “Circular”) with the full text of the Arrangement Resolution set out in Appendix A to the Circular;

2.	to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution to approve a stock option plan for New SilverCrest, as more particularly described in the Circular; and

3.	to transact such further or other business as may properly come before the SilverCrest Meeting and any adjournments or postponements thereof.

The Board of Directors of SilverCrest (the “SilverCrest Board”) unanimously recommends that SilverCrest Shareholders vote FOR the Arrangement Resolution. It is a condition to the completion of the Arrangement that the Arrangement Resolution be approved at the SilverCrest Meeting.

The SilverCrest Board has fixed August 17, 2015 as the record date for determining SilverCrest Shareholders who are entitled to receive notice of and to vote at the SilverCrest Meeting. Only registered SilverCrest Shareholders of record at the close of business on August 17, 2015 are entitled to receive notice of the SilverCrest Meeting (“SilverCrest Notice of Meeting”) and to attend and vote at the SilverCrest Meeting. This SilverCrest Notice of Meeting is accompanied by the Circular, a form of proxy and a letter of transmittal.

Registered SilverCrest Shareholders who are unable to attend the SilverCrest Meeting or any postponement or adjournment thereof in person are requested to complete, date, sign and return the enclosed form of proxy or, alternatively, to vote by telephone, or over the internet, in each case in accordance with the instructions on the form of proxy. To be used at the SilverCrest Meeting, the completed proxy form must be deposited at the office of Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 (Fax: 1-866-249-7775 (toll free within North America) or 416-263-9524 (outside North America)) by mail or fax or the proxy vote is otherwise registered in accordance with the instructions thereon prior to 10:00 a.m. (Vancouver time) on September 23, 2015, or, if the SilverCrest Meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the start of such adjourned or postponed meeting. Notwithstanding the foregoing, late proxies may be accepted or rejected by the Chair of the SilverCrest Meeting in his discretion, and the Chair is under no obligation to accept or reject any particular late proxy. SilverCrest Shareholders whose SilverCrest Shares are registered in the name of a broker, custodian, nominee or other intermediary (“Beneficial SilverCrest Shareholders”) should complete and return the voting instruction form or other authorization provided to them in accordance with the instructions provided therein. Failure to do so may result in your SilverCrest Shares not being voted at the SilverCrest Meeting.

Registered SilverCrest Shareholders have the right to dissent (“Dissent Rights”) with respect to the Arrangement Resolution and, if the Arrangement Resolution becomes effective, to be paid the fair value of their SilverCrest Shares in accordance with the Plan of Arrangement and the Interim Order. Failure to strictly comply with the requirements to exercise Dissent Rights as set forth in section 242 of the Business Corporations Act (British Columbia) as modified by Article 3 of the Plan of Arrangement and the Interim Order may result in the loss or unavailability of the right to dissent. Among other things, a dissenting SilverCrest Shareholder must send a written objection to the Arrangement Resolution, which written objection must be received by SilverCrest at its registered office at 19th Floor, 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3H4 on or before 5:00 p.m. (Vancouver time) on September 23, 2015.

Beneficial SilverCrest Shareholders who wish to dissent should be aware that only registered SilverCrest Shareholders are entitled to dissent. Accordingly, a Beneficial SilverCrest Shareholder desiring to exercise Dissent Rights must make arrangements for the SilverCrest Shares beneficially owned by such Beneficial SilverCrest Shareholder to be registered in the Beneficial SilverCrest Shareholders’ name prior to the time the written objection to the Arrangement Resolution is required to be received by SilverCrest or, alternatively, make arrangements for the registered holder of such SilverCrest Shares to dissent on behalf of the Beneficial SilverCrest Shareholder. A summary of the procedures with respect to the exercise of Dissent Rights is set out in the Circular under the heading “Rights of Dissenting SilverCrest Shareholders”.

The Circular provides additional information relating to the matters to be dealt with at the SilverCrest Meeting and is deemed to form part of this SilverCrest Notice of Meeting. Any adjourned or postponed meeting resulting from an adjournment or postponement of the SilverCrest Meeting will be held at a time and place to be specified either by SilverCrest before the SilverCrest Meeting or by the Chair at the SilverCrest Meeting.

If you have any questions or require assistance, please contact Laurel Hill Advisory Group, our proxy solicitation agent, by telephone at 1-877-452-7184 toll-free (416-304-0211 collect) or by email at assistance@laurelhill.com, or contact your professional advisor.

DATED as of the 24th day of August, 2015.

BY ORDER OF THE BOARD OF DIRECTORS

“J. Scott Drever”

J. Scott Drever

Chief Executive Officer

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